Daniel A. Peterson
Partner
190 Carondelet Plaza, Suite 600
St. Louis, MO 63105
Direct: 314.345.6246
Fax: 314.345.6060
dan.peterson@huschblackwell.com

June 21, 2011

VIA EDGAR

Securities and Exchange Commission 100 F Street, N.E. Mail Stop 4720 Washington, D.C. 20549 Attention: Mr. Dominic Minore

Re:	MACC Private Equities Inc. (“MACC”)
File Number: 814-00150

To the Commission:

On May 10, 2011, MACC filed with the Securities and Exchange Commission (the “Commission”) a preliminary proxy statement (“Proxy”) and form of proxy respecting its upcoming special shareholders’ meeting.  Subsequently, members of the Commission staff have provided us oral comments on the Proxy, the Liquidating Trust Agreement and the Bill of Sale, and MACC filed an amended Proxy on June 9, 2011 addressing those comments.  The Commission staff provided additional comments on the amended Proxy on June 17, 2011.  Attached to this correspondence is a revised proxy statement, in response to the June 17 comments, marked against the June 9, 2011 Proxy.  Below are summaries of the Staff’s June 17 comments, followed by MACC’s explanations or responses, as applicable.

We note that staff members of the Commission’s Division of Corporation Finance have indicated that MACC should be able to rely upon previously-issued no-action requests relating to MACC’s May 10, 2011 request for no action.  Accordingly, MACC has revised the Proxy to remove the discussion respecting the no-action relief request.

Capitalized terms below are as defined in the Proxy unless otherwise noted.

Background—Page 2
Comment:	In an appropriate location, please add the legend required by Rule 481(b)(1) adopted under the Securities Act of 1933.
Company response:	The legend has been added at the beginning of the “Background” section.
Proposal 1—Page 4
Comment:	Please clarify that the material terms of the Liquidating Trust Agreement as discussed in the Proxy.
Company response:	That clarification has been made under Proposal 1.

Husch Blackwell LLP

June 21, 2011

Proposal 1—Page 5
Comment:	Please provide the Liquidating Trust’s total estimated operating expenses, and note that actual expenses may be more or less than estimated.
Company response:	The requested change has been made to Proposal 1.
Comment:	Please clarify that the Managing Trustee can remove and replace Advisory Board members.
Company response:	The requested clarification has been made to Proposal 1.
Comment:	Please indicate that if the Managing Trustee caused the Liquidating Trust to sell assets to a MACC affiliate, a conflict of interest would be presented.
Company response:	The requested change has been made to Proposal 1.
Comment:	Please explain that if the Managing Trustee elects to custody the Liquidating Trust’s assets with a different institution that the Liquidating Trust will file an 8-K reporting the same.
Company response:	The requested change has been made to Proposal 1.
Proposal 1—Page 6
Comment:	Please provide more detail on a shareholder’s rights after dissolution.
Company response:	The requested change has been made to Proposal 1.
Comment:	Please expand the sub-heading to indicate the comparison to rights held as a MACC stockholder.
Company response:	The requested change has been made to Proposal 1.
Comment:	Please expand the discussion of the lack of transferability of the Trust Units.
Company response:	The requested change has been made to Proposal 1.
Proposal 1—Page 7
Comment:	Please clarify when MACC stockholders and Trust Unit holders could bear tax liability and stress that MACC’s NOLs will not be available to offset the Liquidating Trust’s gains.

Husch Blackwell LLP

June 21, 2011

Company response:	The requested clarifications have been made to Proposal 1.
Comment:	Please clarify whether a Trust Unit holder could have short or long term capital gain liability, and if so, whether their time as a MACC stockholder could be “tacked” onto for such purpose.
Company response:	The requested clarification has been made to Proposal 1.
Proposal 3—Page 9
Comment:	Please clarify the changes to the value of the portfolio holding as a result of the weakness identified.
Company response:	The requested clarification has been made to Proposal 3.
Additional Information—Page 12
Comment:	Please clarify that MACC will provide any periodic report containing financial statements upon request.
Company response:	The requested clarification has been made.

At the request of the Commission, MACC acknowledges the following:

●  should the Commission or the staff, acting pursuant to delegated authority, allow the Proxy to be mailed, it does not foreclose the Commission from taking any action with respect to the filing;

● the action of the Commission or the staff, acting pursuant to delegated authority, in allowing the Proxy to be mailed, does not relieve MACC from its full responsibility for the adequacy and accuracy of the disclosure in the Proxy; and

● MACC may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let me know when the Staff would be available to discuss these matters, and please do not hesitate to contact me at the number above should you have any questions or concerns.  MACC would like to mail the proxy materials as soon as possible.

Very truly yours,

/s/ Daniel A. Peterson
Daniel A. Peterson
Partner

Husch Blackwell LLP

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a)
of the Securities Exchange Act of 1934

Filed by the Registrant X
Filed by a Party other than the Registrant ___
Check the appropriate box:

X	Preliminary Proxy Statement
Confidential, for Use of the Commission Only (as permitted by Rule 14A-6(e)(2))
Definitive Proxy Statement
Definitive Additional Materials
Soliciting Material Pursuant to §240.14a-12

MACC PRIVATE EQUITIES INC.
(Name of Registrant as Specified In Its Charter)
_______________________________________________________________
(Name of Person(s) Filing Proxy Statement if other than the Registrant)

Payment of Filing Fee (Check the appropriate box)
X	No fee required
__	Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11
1)	Title of each class of securities to which transaction applies:	.
2)	Aggregate number of securities to which transaction applies:	.
3)	Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined):	.
4)	Proposed maximum aggregate value of transaction:	.
5)	Total fee paid:	.

__	Fee paid previously with preliminary materials
__
Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

1)	Amount Previously Paid:	.
2)	Form, Schedule or Registration Statement No.:	.
3)	Filing Party:	.
4)	Date Filed:	.

●●●●June 17, 2011

To the Shareholders of MACC Private Equities Inc.:

A Special Meeting of Shareholders of MACC Private Equities Inc. will be held on Monday, July 11, 2011, 10:00 a.m. Pacific Time at 24 Corporate Plaza Drive, Newport Beach, California 92660.

A Notice of the Shareholders Meeting, a Proxy and Proxy Statement containing information about matters to be acted upon at the Shareholders Meeting are enclosed.  At the shareholders meeting, you will be asked to approve, among other things, the complete liquidation and dissolution of MACC Private Equities Inc.  Holders of common stock are entitled to vote at the meeting on the basis of one vote for each share held.  If you attend the meeting you retain the right to vote in person even though you previously mailed the enclosed Proxy.

  Please note that the form of Proxy, this Proxy Statement and our Annual Report for the fiscal year ended September 30, 2010 are available at http://bnymellon.mobular.net/bnymellon/macc for your viewing.  You may access those proxy materials any time beginning June 17, 2011.

It is important that your shares be represented at the meeting whether or not you are personally in attendance, and I urge you to review carefully the Proxy Statement and sign, date and return the enclosed Proxy at your earliest convenience.  I look forward to the meeting.  I hope you will be present.

Very truly yours,

Michael W. Dunn
Chairman of the Board

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD JULY 11, 2011

To the Shareholders of MACC Private Equities Inc.:

NOTICE IS HEREBY GIVEN that a Special Meeting of Shareholders of MACC Private Equities Inc., a Delaware corporation (“MACC”), will be held on Monday, July 11, 2011, 10:00 a.m. Pacific Time at 24 Corporate Plaza Drive, Newport Beach, California 92660 for the following purpose:

1.	To authorize the complete liquidation and dissolution of MACC and the transfer of all of MACC’s assets and certain liabilities to a liquidating trust established for the sole purpose of distributing the assets of MACC to its shareholders;

2.	To authorize the withdrawal of MACC’s election to be regulated as a business development company under the Investment Company Act of 1940, as amended;

3.	To ratify the appointment of BBD, LLP as MACC’s independent auditors for its fiscal year ending September 30, 2011; and

4.	To transact such other business as may properly come before the meeting and any adjournment thereof.

Only holders of MACC’s common stock of record at the close of business on May 12, 2011, will be entitled to notice of, and to vote at, the shareholders meeting and any adjournment thereof.

By Order of the Board of Directors

David Schroder, Secretary

Your Officers and Directors desire that all shareholders be present or represented at the shareholders meeting. Even if you plan to attend in person, please date, sign and return the enclosed proxy in the enclosed postage-prepaid envelope at your earliest convenience so that your shares may be voted. If you do attend the shareholders meeting, you retain the right to vote even though you mailed the enclosed proxy. The proxy must be signed by each registered holder exactly as the stock is registered.

PROXY STATEMENT
FOR A SPECIAL MEETING OF SHAREHOLDERS TO BE HELD JULY 11, 2011

This Proxy Statement is furnished in connection with the solicitation by the Board of Directors (the “Board”) of MACC Private Equities Inc., a Delaware corporation (“MACC,” “we” or “us”), of proxies to be voted at a Special Meeting of Shareholders to be held on Monday, July 11, 2011, 10:00 a.m. Pacific Time at 24 Corporate Plaza Drive, Newport Beach, California 92660, or any adjournment thereof (the “Shareholders Meeting”).  The date on which this Proxy Statement and the enclosed form of proxy are first being sent or given to our shareholders is on or about ●●●June 17, 2011.

PURPOSES OF THE MEETING

The Shareholders Meeting will be held for the purposes of:

(1)	authorizing the complete liquidation and dissolution of MACC and the transfer of all of our assets and certain liabilities to a liquidating trust established for the sole purpose of liquidating our assets and distributing any proceeds to MACC’s shareholders (“PROPOSAL 1”);

(2)	authorizing the withdrawal of our election to be treated as a business development company (“BDC”) under the Investment Company Act of 1940, as amended (the “1940 Act”) (“PROPOSAL 2”);

(3)	ratifying the appointment of BBD, LLP (“BBD”) as our independent auditors for our fiscal year ending September 30, 2011 (“PROPOSAL 3”); and

(4)	transacting such other business as may properly come before the meeting or any adjournment thereof.

The Board unanimously recommends that the shareholders vote FOR each of PROPOSALS 1–3.

VOTING AT THE MEETING

The record date for MACC stockholders entitled to notice of, and to vote at, the Shareholders Meeting is the close of business on May 12, 2011 (the “Record Date”).  As of the Record Date, we had outstanding and entitled to vote at the Shareholders Meeting 2,464,621 shares of common stock.  The presence, in person or by proxy, of the holders of a majority of the shares of our common stock outstanding and entitled to vote at the Shareholders Meeting is necessary to constitute a quorum.  Abstentions and shares held by brokers, banks, other institutions and nominees that are voted on any matter at the Shareholders Meeting are included in determining the presence of a quorum for the transaction of business at the commencement of the Shareholders Meeting and on those matters for which the broker, nominee or fiduciary has authority to vote.  In deciding all questions, a shareholder shall be entitled to one vote, in person or by proxy, for each share of common stock held in the shareholder’s name at the close of business on the Record Date.

In order to be approved, each of PROPOSALS 1 AND 3 require the favorable vote of a majority of the outstanding shares of common stock entitled to vote at the Shareholders Meeting.  In order to be approved, PROPOSAL 2 requires the favorable vote of (i) 67% or more of the shares present at the Shareholders Meeting, if the holders of 50% or more of our outstanding voting securities are present or represented by proxy or (ii) more than 50% of our outstanding voting securities, whichever is less.

Each proxy delivered to us, unless the shareholder otherwise specifies therein, will be voted FOR each of PROPOSALS 1–3.  The form of Proxy, this Proxy Statement and our Annual Report for the fiscal year ended September 30, 2010 are available at http://bnymellon.mobular.net/bnymellon/macc] for your viewing.  You may access those proxy materials any time beginning June 17, 2011.

In each case where the shareholder has appropriately specified how the proxy is to be voted, it will be voted in accordance with this specification.  As to any other matter or business which may be brought before the meeting, a vote may be cast pursuant to the accompanying proxy in accordance with the judgment of the person or persons voting the same, but neither our management nor the Board knows of any such other matter or business.  Any shareholder has the power to revoke his proxy at any time insofar as it is then not exercised by giving notice of such revocation, either personally at the meeting or in writing, to Secretary, MACC Private Equities Inc., 101 Second Street SE, Suite 800 Cedar Rapids, Iowa 52401, or by the execution and delivery to us of a new proxy dated subsequent to the original proxy.

BACKGROUND

Neither the Securities and Exchange Commission nor any state securities commission have approved or disapproved of the Trust Units (defined below) or determined if this proxy statement is truthful or complete.  Any representation to the contrary is a criminal offense.

General

MACC was formed as a Delaware corporation on March 3, 1994, and has since operated as a non-diversified, closed-end management investment company that has elected to be treated as a BDC under the 1940 Act.  Our investment objective is to provide stockholders with long-term capital appreciation by making new equity investments in companies that qualify for investment by a BDC under the 1940 Act, but for the last several years, we have made no new investments and have followed a plan of selling assets where prudent and reducing our debt.  We have paid no dividends in cash to our stockholders since our inception.  Since 1995, InvestAmerica Investment Advisors, Inc., 101 Second Street S.E., Suite 800, Cedar Rapids IA 52401 (“IAIA”), has served as either our investment adviser or subadviser.

Before the 2008 annual meeting of our shareholders held on April 29, 2008 (the “2008 Annual Meeting”), we invested primarily through our wholly-owned subsidiary, MorAmerica Capital Corporation (“MorAmerica”), which utilized the small business investment company (“SBIC”) borrowing program administered by the United States Small Business Administration (“SBA”) as its chief source of capital.  Accordingly, MorAmerica was subject to regulations applicable to SBICs.  Consistent with the SBA’s goal of fostering investment in small businesses, SBA regulations limit the extent to which an SBIC’s capital may be impaired, impose certain standards on an SBIC’s investment adviser, and limit the type of portfolio company an SBIC may invest in and the nature of such investments.  One effect of this SBA regulation and certain agreements with the SBA had been to limit our flexibility to make new investments through MorAmerica, which served to limit our opportunities for growth.  Additionally, we operated under an order (the “Order”) issued by the Securities and Exchange Commission (“SEC”) which modified the application of certain provisions of the 1940 Act and the Securities Exchange Act of 1934 (the “1934 Act”) to us and MorAmerica and imposed restrictions on our assets.

To enhance our growth opportunities, the Board authorized and directed MorAmerica to voluntarily surrender its SBIC license, which the SBA approved in December 2007.  Because MorAmerica was no longer an SBIC, the Board determined that there was no longer any need to operate MorAmerica as a separate company.  In an effort to operate more efficiently and without the restrictions imposed by the Order, the Board authorized the merger of MorAmerica with and into MACC at its meeting on January 16, 2008.  Shareholders ratified that merger at the 2008 Annual Meeting and the merger was effective immediately following the 2008 Annual Meeting.

New Strategy

To capitalize on the increased opportunities for growth afforded us following the surrender of MorAmerica’s SBIC license, and in an effort to increase our assets, the Board identified a new investment advisory team to modify and expand the universe of portfolio company investments we could make and enhance market interest in our stock.  To that end, the Board recommended Eudaimonia Asset Management, LLC (“EAM”), 580 2nd Street, Suite 102, Encinitas, California 92024, to serve as our new investment adviser.  At the 2008 Annual Meeting, shareholders approved the appointment of EAM as our adviser to manage all investments we made with new capital raised after that time (the “New Portfolio”) while retaining IAIA, our long time investment adviser, to subadvise EAM respecting the assets we held as of the 2008 Annual Meeting (the “Legacy Portfolio”).  The strategy we announced at that time was that once we raised additional capital, we would transition from investing in the types of illiquid debt and equity securities comprising our Legacy Portfolio toward investing in public equities and registered direct offerings permissible for BDCs under the 1940 Act.

At the 2008 Annual Meeting, our shareholders also authorized us to conduct a rights offering, among other strategies designed to increase our shareholder base, market interest in us, and our asset level.  Since that time, a number of factors contributed to a decrease in our net asset value (“NAV”) and our share price.  The U.S. capital markets entered into a period of disruption as evidenced by a lack of liquidity in the debt capital markets, significant write-offs in the financial services sector, the re-pricing of credit risk in the broadly syndicated credit market and the failure of major financial institutions.  These factors accelerated during the last half of 2008, and the number of investors that sold assets because they had to repay debt or meet equity redemption requirements or other obligations increased significantly during the last half of 2008 and first half of 2009.  This created forced selling that negatively impacted valuations of debt securities (which comprises a majority of our Legacy Portfolio) in most markets.  The negative pressure on our Legacy Portfolio valuations contributed to significant unrealized write-downs of our debt investments.

Even though the underlying performance of a particular portfolio company may not indicate an impairment or its inability to repay all principal and interest in full, volatility in the debt capital markets may negatively impact the valuations of debt investments and result in unrealized write-downs of those debt investments.  These unrealized write-downs, as well as unrealized write-downs based on the underlying performance of some of the Legacy Portfolio companies, negatively impacted our stockholders’ equity.

The global financial crisis which began in late 2008 and continued through 2010 continues to result in slow economic growth in the U.S. and elsewhere, and severely impacted our share price.  Because of our historically small size, limited shareholder base and limited trading volume, our stock price was hit particularly hard.  From the second quarter of our fiscal year ended September 30, 2008 through the quarter ended March 31, 2011, our stock price dropped from a high of $2.77 a share to a low of $0.60 a share—a 78% decline.  During the same period, our NAV per share dropped from $4.18 to $2.54—a 39% decline.

The steep decline in our share price lead the Nasdaq Capital Market (“Nasdaq”) to notify us on September 15, 2009 that we were not in compliance with Nasdaq Listing Rule 5550(a)(2) because our common stock did not maintain a minimum bid price of $1.00 per share for the preceding 30 consecutive business days, and accordingly our common stock was subject to delisting from the Nasdaq.  We filed an appeal of the delisting decision on March 23, 2010, which suspended the delisting.  On September 13, 2010, we were notified by Nasdaq that our stock failed to show a closing bid price of $1.00 or more for a minimum of ten prior consecutive trading days and that the Nasdaq hearings panel issued a final determination to delist our shares effective on September 15, 2010.  Currently our common stock trades on the over-the-counter “pink sheets” on the OTCQB marketplace under the symbol “MACC.”

As we have previously reported, our Board has explored a number of alternatives in the last three years to address these problems.  Those alternatives have included the sale of our assets, complete liquidation, or raising additional capital.  To date, no party has come forward with any offer approaching an acceptable value for our Legacy Portfolio, so the Board has never recommended the sale of our assets.  Generally speaking, our Legacy Portfolio consists of equity and debt instruments we purchased as a member of an investor group, so we do not control our portfolio companies, nor do we control when our interests in our portfolio companies can be sold.  This means that our Legacy Portfolio must be sold over a period of several years, unless we were to sell it at a steep discount.  Because it will take several years to sell our assets at acceptable prices and we can have no assurance that the costs imposed on us by the 1934 Act and the 1940 Act can be reduced in liquidation, the Board previously determined that liquidation would not be the best way to preserve shareholder value.

Accordingly, in the Spring of 2010, we sought to prepare for a rights offering by amending a registration statement we had originally filed with the SEC in September of 2008.  In conjunction with discussions with the SEC staff, the Board determined to withdraw that offering and submit to shareholders at a meeting held on November 30, 2010 (the “2010 Meeting”) several proposals to raise additional capital.  The goal of those proposals was to raise sufficient capital in order to return our stock to Nasdaq listing.  Among other things, at the 2010 Meeting, we proposed that shareholders authorize a reverse stock split, selling shares of our common stock below NAV per share, and the issuance of warrants, options or rights to subscribe for or convert into our common stock.  These proposals, however, failed to achieve shareholder approval.  Given the percentage of our shareholders that rejected any efforts to raise additional capital at the 2010 Meeting, the Board has concluded that our only option now is to liquidate our assets and distribute any proceeds remaining after we repay our existing debt and operating expenses to our shareholders.

Interim Advisory Agreement

In light of the shareholders’ unwillingness to authorize us to raise additional capital and in light of the Board’s determination to pursue liquidation, EAM requested, and the Board agreed, that we not renew the term of EAM’s Investment Advisory Agreement dated April 29, 2008 (the “EAM Agreement”).  Accordingly, the EAM Agreement lapsed by its terms on April 29, 2011.  Simultaneously, the Board and IAIA agreed to let the Subadvisory Agreement among us, IAIA and EAM similarly lapse, and IAIA agreed to serve as our investment adviser on a temporary basis as contemplated under Rule 15a-4 adopted under the 1940 Act (the “Rule”) under an Interim Investment Advisory Agreement between us and IAIA dated April 30, 2011 (the “IAIA Interim Agreement”).  Consistent with the Rule, the IAIA Interim Agreement provides that IAIA will be compensated for serving as our investment adviser at the annual rate of 1% of our assets under management with no incentive fee (as compared to 2% of our assets annually plus an incentive fee under the EAM Agreement), and the IAIA Interim Agreement cannot last longer than 150 days.  If for some reason we do not effect the liquidating trust as proposed below within that time period, we will be required to seek shareholder approval of a new investment advisory agreement, or we could determine to utilize internal management.  In connection with the adoption of the IAIA Interim Agreement, Mr. David R. Schroder, President of IAIA, was named our President and Secretary; Mr. Robert A. Comey, Executive Vice President of IAIA, was named our Executive Vice President, Chief Financial Officer, Chief Compliance Officer, and Treasurer; Mr. Kevin F. Mullane, Senior Vice President of IAIA was named our Senior Vice President; and Michael H. Reynoldson, Vice President of IAIA was named our Vice President.

PROPOSAL 1 AUTHORIZE US TO LIQUIDATE AND DISSOLVE

Introduction

Given our small size and limited shareholder base, trading in our stock has been historically limited.  In addition, as discussed above, our financial performance has been disappointing for the past several years. Companies with a relatively low market capitalization such MACC (approximately $1,479,000 million at April 29, 2011), do not attract sufficient investor or analyst interest to provide market recognition of value.  This has resulted in our expenses associated with operating as a public company (audit, listing, insurance, legal and transfer agent fees and other 1934 Act reporting obligations, as well as compliance costs and capital raising limitations associated with our BDC status (collectively, our “Public Company Expenses”)) being proportionately very high, and has also resulted in our stock price trading at a significant discount to our NAV (approximately 76% as of March 31, 2011 on an unaudited basis).

Because it will take several years to sell our Legacy Portfolio at acceptable prices and we must bear our Public Company Expenses during that time (~~unless we are able to obtain~~subject to our ability to rely on previously-granted no-action relief ~~from the SEC~~ from some of those expenses as discussed below), the Board has previously determined that liquidation would not achieve optimal shareholder value.   While raising additional capital could alleviate the aforementioned problems, the shareholders’ rejection of the proposals at the 2010 Meeting signify that a majority of our shareholders prefer that our operations wind down.  The Board has explored the possibility of selling assets, but has not received any indication that the Legacy Portfolio could be sold for a value which is reasonable.

Accordingly, the Board is now proposing the complete liquidation and dissolution of MACC through the adoption of a Plan of Liquidation and Dissolution which the Board approved on April 13, 2011 and is attached as Appendix A (the “Plan”).  The Plan contemplates that upon (i) shareholder approval of this PROPOSAL 1, ~~(ii) our receipt of relief from reporting requirements discussed below, and (iii~~and (ii) our lender’s consent to the transfer of our assets and our debt to the liquidating trust, we will transfer all of our assets and certain liabilities to a liquidating trust (the “Liquidating Trust”) which would be governed by a Liquidating Trust Agreement, a copy of which is attached as Appendix B (the “Liquidating Trust Agreement”).

Relief From Reporting and Other Obligations

~~In anticipation of seeking shareholder approval of this PROPOSAL 1, we have submitted a request to the staff of the SEC under which we seek to reduce our Public Company Expenses once our assets are transferred to the Liquidating Trust.~~  As discussed above, one reason the Board opted to attempt to raise capital in the prior two years instead of liquidate was that we must incur our Public Company Expenses, and the structure of our Legacy Portfolio dictates that the securities comprising our portfolio will take several years to sell.  As a BDC, we are not only subject to the limitations and compliance costs imposed by the 1940 Act, but we must also have a class of stock registered under the 1934 Act.  Registration under the 1934 Act imposes costs associated with preparing and filing periodic reports (which cost is increasing due to enhanced reporting requirements adopted by the SEC), complying with proxy solicitation regulations, and filing audited financial statements with the SEC annually.  ~~Consistent with similar requests made by others in the past, our request to the SEC staff seeks as much relief as possible from the reporting obligations of the 1934 Act once our assets and certain of our liabilities are transferred to the Liquidating Trust.  If we are unable to receive significant relief from the SEC staff as discussed above, we will likely be forced to maintain the status quo respecting the 1934 Act and the 1940 Act during our wind up period.  In such event, it will be likely that more proceeds from the sale of the Legacy Portfolio will be needed for our ongoing Public Company Expenses and less proceeds will be left to distribute to our stockholders.  MACC would, nonetheless, attempt to minimize its ongoing expenses to the extent possible.~~We believe that due to the proposed structure of the Liquidating Trust and other matters, we can rely on no-action relief granted by the SEC staff in the past to similarly-situated liquidating trusts (the “Relief”).  Subject to a number of conditions, we believe that the Relief will allow the Liquidating Trust to file limited reports under the 1934 Act as discussed below.  Furthermore, because the Liquidating Trust will not issue securities, and it would be operated so as not to be characterized as a BDC as discussed under PROPOSAL 2, the Liquidating Trust would not be subject to the 1940 Act.

The Liquidating Trust

If we do receive ~~the above-described relief from the SEC staff and~~ shareholder approval of this PROPOSAL 1, then we will create the Liquidating Trust consistent with the terms of the Relief and transfer all of our assets and certain liabilities to it, provided our lender consents to such asset transfer.  The Liquidating Trust will be governed by the Liquidating Trust Agreement, the material terms of which are summarized in this proxy statement.  You should review the Liquidating Trust Agreement to understand your rights thereunder.

We have a note payable (“Note”) to Cedar Rapids Bank & Trust Company (“CRB&T”) in the amount of $1,981,272 at March 31, 2011 that is due and payable on July 11, 2011 and requires CRB&T’s consent in order to transfer it to the Liquidating Trust.  It is quite probable that the Note will be repaid in full prior to its maturity, depending on the sale of Legacy Portfolio assets, but in the event the Note remains unpaid at the time the Liquidating Trust is created, we believe CRB&T will consent to the Note following our assets to the Liquidating Trust, and upon such transfer, the Liquidating Trust will assume the obligations under the Note, including the payment of any balance remaining thereunder.  If CRB&T does not consent to transferring the Note to the Liquidating Trust, but we receive sufficient shareholder approval for PROPOSAL ~~1 and the SEC agrees to grant significant SEC relief from our Public Company Expenses upon formation of the Liquidating Trust,~~1, then we most likely will not form the Liquidating Trust until after the Note has been repaid in full.  If, as of July 11, 2011, the Note has not been paid, CRB&T has not agreed to extend the deadline on the Note, and the Note has not yet been transferred to the Liquidating Trust (e.g., because CRB&T did not consent to the transfer~~, we have not been successful in receiving significant relief from the SEC staff in reducing our Public Company Expenses,~~ or shareholders do not approve the creation of the Liquidating Trust), CRB&T could declare us in default under the Loan and exercise any remedies available to it under the Note.  Those remedies could include foreclosing on portions of our Legacy Portfolio and selling them to satisfy the debt owed under the Note.

Consistent with the Plan, at the time our assets are transferred to the Liquidating Trust, each MACC shareholder as of the record date provided in the Liquidating Trust Agreement will receive a pro-rata beneficial interest in the Liquidating Trust (“Beneficial Interest”) equal to the shareholder’s percentage ownership of MACC common stock outstanding as of the Record Date.  For ease of administration, each Beneficial Interest will be represented in terms of units (“Trust Units”) – each Trust Unit equaling one share of Common Stock held by such shareholder as of the Record Date. The purpose of the Liquidating Trust would be to preserve the value of and sell our assets, distribute the proceeds therefrom to the holders of Trust Units and pay any liabilities, costs and expenses of the Liquidating Trust and MACC’s wind-up expenses.

The initial managing trustee of the Liquidating Trust (the “Managing Trustee”) will be NL Strategies, Inc. (“NL”) and the initial resident trustee of the Liquidating Trust (the “Resident Trustee”) will be The Corporation Trust Company, 1209 Orange Street, Wilmington, DE 19801.  NL is a financial and strategic consulting firm that provides services including acquisition due diligence, forensic accounting and private company valuations, and is controlled by one of our directors, Mr. Kevin Gadawski.  Mr. Gadawski currently serves as our Audit Committee’s financial expert and is not an “interested person” of MACC, as that term is defined in the 1940 Act.  NL has proposed to serve as Managing Trustee of the Liquidating Trust on an hourly fee basis (discounted from NL’s standard rates).  The Managing Trustee’s hourly rates range from $57 to $150 per hour, and we estimate that the Managing Trustee’s fees will total approximately $30,000 - $50,000 in the Liquidating Trust’s first year.  The Managing Trustee will be authorized to engage the services of other professionals to assist it in managing the Liquidating Trust’s affairs. While the amount of time devoted by the Managing Trustee will decrease somewhat as Legacy Portfolio assets are disposed of, the total expenses of the Liquidating Trust as a percentage of the Liquidating Trust’s value will likely increase as our assets are sold.  The Liquidating Trust Agreement does not provide for an increase in the Managing Trustee’s fees, even if the term of the Liquidating Trust is extended as described below.  The Resident Trustee will be compensated according to its standard service rates, which are estimated to be less than $2,000 a year.

We estimate that the Liquidating Trust’s total annual operating expenses, which include the Managing Trustee’s and the Resident Trustee’s estimated expenses, accounting, directors’ and officers’ insurance and other expenses, will be $125,000 - $145,000.  The Liquidating Trust’s actual operating expenses may be more or less than such estimate.

Under the Liquidating Trust Agreement, Trust Units will not be transferable or assignable, except that they may be assigned or transferred by will, intestate succession, or operation of law and that the executor or administrator of the estate of a holder of Trust Units may mortgage, pledge, grant a security interest in, hypothecate or otherwise encumber the Trust Units held by the estate of such holder if necessary in order to borrow money to pay estate, succession or inheritance taxes or the expenses of administering the estate of the holder upon written notice to and upon written consent of the trustee of the Liquidating Trust.  The Trust Units will not be certificated.  Trust Units will not be listed on any exchange or quoted on any quotation system, and the Liquidating Trust Agreement provides that neither the Managing Trustee nor anyone associated with the Liquidating Trust may take any action to facilitate or encourage any trading in Trust Units.

The Managing Trustee will be obligated to appoint a Trust Advisory Board made up of at least one and not more than three MACC shareholders under the Liquidating Trust Agreement, and the Managing Trustee will be required to periodically report to the Advisory Board concerning the Liquidating Trust’s and the Managing Trustee’s respective activities.  The Advisory Board will otherwise have no duties or obligations under the Liquidating Trust Agreement.  As of the date of this proxy statement, Tim Bridgewater, a MACC shareholder and director, has been identified as an Advisory Board member.  The Managing Trustee will have sole authority to ~~set~~determine the membership of the Advisory Board, which includes removing or replacing its members.

The Liquidating Trust’s activities will be specifically limited to conserving, protecting and selling the assets transferred to it and distributing the proceeds therefrom, including holding such assets for the benefit of the holders of Trust Units, enforcing the rights of the holders of Trust Units, temporarily investing such proceeds and collecting income therefrom, providing for the liabilities of the Liquidating Trust and MACC’s wind-up expenses, making liquidating distributions to the holders of Trust Units, taking such other actions as may be necessary to conserve and protect the assets of the Liquidating Trust and providing for the orderly liquidation thereof.  The Managing Trustee will have sole authority to value the Liquidating Trust’s assets, and while there are no plans to do so, it is possible that the Managing Trustee could sell a portion of the Legacy Portfolio to an affiliate of MACC (subject to the terms of the Liquidating Trust Agreement and applicable law), which could present a conflict of interest.

The Managing Trustee will be responsible for conserving the Liquidating Trust’s assets, under duties imposed by applicable law.  Since the Legacy Portfolio is represented by financial instruments, we anticipate that the Managing Trustee will hold the Liquidating Trust’s assets at CRB&T ~~or some other bank~~.  In the event the Managing Trustee elects to hold the Liquidating Trust’s assets with a different institution, the Liquidating Trust will report the same by filing a report on form 8-K.

To the extent the Managing Trustee invests income and proceeds prior to distribution or invest cash retained to meet the Liquidating Trust’s expenses and liabilities, such investments will be made in (i) direct obligations of the United States of America or obligations of any agency or instrumentality thereof which mature not later than one year from the date of acquisition thereof; (ii) money market deposit accounts, checking accounts, savings accounts, or certificates of deposit, commercial paper rated not less than A1/P1, or other time deposit accounts which mature not later than one year from the date of acquisition thereof which are issued by a commercial bank, brokerage firm or savings institution organized under the laws of the United States of America or any state; or (iii) other temporary investments not inconsistent with the Liquidating Trust’s status as a liquidating trust for tax purposes.

The Liquidating Trust will terminate upon payment to the holders of Trust Units of all of the Liquidating Trust’s assets and in any event upon the third anniversary of the date assets are first transferred to the Liquidating Trust. The life of the Liquidating Trust may, however, be extended to more than three years if the Managing Trustee of the Liquidating Trust then determines that an extension is reasonably necessary to pay or make provision for then known liabilities, actual or contingent.  ~~We anticipate that if we obtain relief from the 1934 Act and 1940 Act provisions discussed above, that such relief would only be granted for a maximum of three years, and accordingly if the Managing Trustee determines to extend the term of~~Consistent with past grants of no-action relief by the SEC staff, the Liquidating Trust~~, it would~~ may need to apply for ~~an extension of such~~no-action relief from the SEC staff if the term of the Liquidating Trust’s term must be extended.  No assurance can be given that the Liquidating Trust would be able to obtain such extension if needed, and therefore the Liquidating Trust~~’s~~ may be required to incur the Public Company Expenses if its term is extended.

Under the terms of the Liquidating Trust Agreement, holders of a number of Trust Units that would be sufficient to take the action called for at such meeting may require the Managing Trustee to call a meeting of the holders of the Trust Units. Holders of more than two-thirds of the aggregate Trust Units may vote to remove the Managing Trustee of the Liquidating Trust and elect successor Managing Trustees if the Managing Trustee is removed or resigns.  Holders of a majority of the Trust Units may also vote to amend the Liquidating Trust Agreement, provided that no amendment may lower the supermajority voting requirements with respect to removal of the Managing Trustee, permit the Managing Trustee to engage in any prohibited activities, or affect the holders of Trust Units’ rights to receive their pro-rata share of property held by the Liquidating Trust at the time of final distribution.

~~The~~Consistent with the Relief discussed above, the Liquidating Trust will ~~be required to~~ file with the SEC annual reports showing the assets and liabilities of the Liquidating Trust at the end of each calendar year and its receipts and disbursements for the period. The annual reports will also describe the changes in the Liquidating Trust’s assets during the reporting period and the actions taken by the Managing Trustee during the period. The financial statements contained in such reports will be prepared in accordance with generally accepted accounting principles; however, ~~depending on the scope of the relief from the 1934 Act we obtain~~consistent with the Relief discussed above, it is not contemplated that the financial statements will be audited by independent public accountants.  The annual reports will ~~likely~~ be filed with the SEC under cover of Form 10-K using MACC’s SEC file number.  Additionally~~, depending on the scope of the relief from the 1934 Act we obtain~~ consistent with the Relief discussed above, the Liquidating Trust ~~may be required to~~will file with the SEC a current report under cover of Form 8-K using MACC’s SEC file number whenever an event occurs for which Form 8-K requires such report to be filed for the Liquidating Trust or whenever, in the opinion of the Managing Trustee, any other material event relating to the Liquidating Trust’s assets has occurred.   You will be able to access such information once it is filed at the SEC’s website at www.sec.gov.  It is not presently contemplated that the Liquidating Trust would file quarterly reports under cover of Form 10-Q.

Your Rights as a Trust Unit Holder Compared to Your Rights as a MACC Stockholder

If the proposals in this proxy statement are adopted and we transfer our assets to the Liquidating Trust and distribute Trust Units to MACC shareholders, Trust Unit holders will have rights that differ from those enjoyed as a MACC shareholder.  For example, once MACC is dissolved under the General Corporation Law of Delaware (the “GCLD”), shareholders’ ability to make claims against MACC will be limited under the GCLD.  For example, while the GCLD provides that a corporation’s existence is maintained for three years after dissolution to make claims on its behalf or defend claims against it, the GCLD also cuts off after 60 days any claims against a corporation by a person who receives actual knowledge of the corporation’s dissolution if such notice comports with the GCLD.  Further, management of the Liquidating Trust will be solely in the hands of the Managing Trustee, which can only be removed for cause upon the approval of the holders of 2/3 of the Trust Units; and Trust Unit holders sufficient to take action under the

Liquidating Trust are needed to call a Trust Unit holder meeting, unlike MACC, which must hold a shareholders’ meeting every year.  Finally, the chief difference a Trust Unit holder will have from owning MACC stock is that the Trust Units are not transferrable, they will not be listed, there will be no trading and no market quotations will be available.

With regard to other rights, Trust Unit holders will enjoy similar rights under the Liquidating Trust Agreement and the Delaware Statutory Trust Act (“DSTA”) as are enjoyed as an owner of MACC stock.  For example, under Section 3803 of the DSTA, holders of Trust Units will not be subject to further assessment; and a Trust Unit holder can bring a derivative action under Section 3807 of the DSTA which is similar to rights enjoyed under the GCLD.  Further, as with MACC stock, holders of each Trust Unit will enjoy one vote per trust unit, are entitled to minimum notice before any Trust Unit holder meeting, are entitled to a pro-rata share of the Liquidating Trust’s assets, and are not liable in tort, contract or otherwise in connection with the Liquidating Trust’s assets or affairs.  Finally, Trust Unit holder meetings require a quorum of a majority, as with the GCLD.

Because the Liquidating Trust would be operated so that it is not an “investment company” under the 1940 Act, holders of Trust Units will not enjoy the protections afforded them as MACC shareholders, including the requirements that (i) our Board consist of a majority of independent directors, (ii) we can only purchase certain types of securities, (iii) advisory contracts be approved by shareholders and a majority of directors, (iv) we not engage in transactions with affiliated parties, (v) our assets be held with a qualified custodian, (vi) we obtain fidelity bond protection, (vii) we maintain a minimum amount of assets compared to our debt, (viii) limit our ability to issue senior securities, and (ix) we not issue stock below NAV without shareholder approval; among other things.

Tax Considerations

Under the Internal Revenue Code of 1986, as amended (the “Code”), a trust will be treated as a liquidating trust if it is organized for the primary purpose of liquidating and distributing the assets transferred to it, and if its activities are all reasonably necessary to and consistent with the accomplishment of that purpose. However, if the liquidation is prolonged or if the liquidation purpose becomes so obscured by business activities that the declared purpose of the liquidation can be said to be lost or abandoned, it will no longer be considered a liquidating trust. Although neither the Code nor the regulations thereunder provide any specific guidance as the length of time a liquidating trust may last, the Internal Revenue Service’s guidelines for issuing rulings with respect to liquidating trust status call for a term not to exceed three years, which period may be extended to cover the collection of installment obligations.

An entity classified as a liquidating trust may receive assets, including cash, from the liquidating entity without incurring any tax. It will be treated as a grantor trust, and accordingly will also not be subject to tax on any income or gain recognized by it. Instead, each shareholder will be treated as the owner of his pro-rata portion of each asset, including cash, received by and held by the liquidating trust. Accordingly, each shareholder will be treated as having received a liquidating distribution equal to his share of the amount of cash and the fair market value of any asset distributed to the liquidating trust. Each shareholder will recognize gain to the extent such value is greater than his basis in his stock, notwithstanding that he may not currently receive a distribution of cash or any other assets with which to satisfy the resulting tax liability, and will recognize loss to the extent that such shareholder’s basis in his MACC stock exceeds his share of the amount of cash and the fair market value of any asset distributed to the Liquidating Trust. For such purposes, a shareholder’s stock basis will generally be equal to the price at which such stock was purchased.

MACC and/or its stockholders will potentially recognize taxable gains or losses in three ways through our liquidation process: (i) when our assets are transferred to the Liquidating Trust, (ii) on an ongoing basis as a Trust Unit holder, and (iii) when the Liquidating Trust disposes of assets; as follows:

When assets are transferred to the Liquidating Trust:  Upon our liquidation through the contribution of our assets and the distribution of the Beneficial Interests to our shareholders, we will have to recognize gain or loss with respect to the assets distributed through the Liquidating Trust in an amount equal to the difference between the fair market value of such assets and our basis in such assets.  We will, however, utilize our net operating loss carry forwards (“NOLs”) to offset any gain recognized for regular income tax purposes.  For alternative minimum tax purposes, the ability to utilize our NOLs to offset such gain will be limited to 90% of our alternative minimum taxable income.  Because of ~~MACC's~~our substantial accumulated capital losses and NOLs, on a net basis after giving effect to the available ~~loss carryforwards, MACC is anticipated to~~NOLs, we anticipate we will incur no or an insignificant tax liability as a result of the transfer of our assets to the Liquidating Trust.  ~~Neither~~Once our assets are transferred to the Liquidating Trust, neither the Liquidating Trust nor our shareholders will be able to utilize any of our remaining NOLs.

~~Each~~On an ongoing basis as a Trust Unit holder: As a Trust Unit holder, each shareholder will be required to take into account in computing his own taxable income his/her pro rata share of each item of income, gain and loss of the Liquidating Trust.  An individual shareholder who itemizes deductions may deduct his/her pro rata share of fees and expenses of the Liquidating Trust only to the extent that such amount, together with the shareholder’s other miscellaneous deductions, exceeds 2% of his adjusted gross income.  As noted above, our NOLs may not be utilized by a shareholder once our assets are transferred to the Liquidating Trust.

When the Liquidating Trust disposes of assets: A shareholder will also recognize taxable gain or loss when the Liquidating Trust disposes of an asset for an amount greater or less than the fair market value of such asset at the time it was transferred to the

Liquidating Trust and such Beneficial Interests were distributed by us to you. Upon such a disposition, each shareholder will recognize his/her pro rata portion of the Liquidating Trust’s gain or loss. Any such gain or loss will be capital gain or loss so long as the shareholder holds his interest in the assets as a capital asset.  Capital gains will be long term if the Trust Units are held longer than one year, and a new holding period begins for Trust Unit holders upon the Liquidating Trust’s receipt of MACC’s assets—they will not utilize the time they held MACC shares for this purpose.  As noted above, our NOLs may not be utilized by a shareholder once our assets are transferred to the Liquidating Trust.  We anticipate that the Liquidating Trust will provide an annual information statement to Trust Unit holders showing their share of the Liquidating Trust’s items of income, gain, loss, deduction or credit.

If the Liquidating Trust fails to qualify as such, its treatment will depend, among other things, upon the reasons for its failure to so qualify.  In such case, the Liquidating Trust would most likely be taxable as a corporation, which would mean that any income generated by the Liquidating Trust would be taxed first at the Liquidating Trust level and then a second time as the Trust Unit holders’ individual income.  In such case the Liquidating Trust itself would be subject to tax, and shareholders could also be subject to tax upon the receipt of certain distributions from the Liquidating Trust.  If we form the Liquidating Trust, it is anticipated that every effort will be made to ensure that it will be classified as such for Federal income tax purposes.

Shareholders may also be subject to state or local taxes with respect to distributions received by them pursuant to the Plan and should consult their tax advisors regarding such taxes.

THE ABOVE TAXATION DISCUSSION DOES NOT ATTEMPT TO COMMENT ON ALL TAX MATTERS WHICH MAY AFFECT THE LIQUIDATING TRUST OR THE SHAREHOLDERS IN THE COURSE OF THE LIQUIDATION NOR TO CONSIDER VARIOUS FACTS OR LIMITATIONS APPLICABLE TO ANY PARTICULAR SHAREHOLDER, INCLUDING, WITHOUT LIMITATION, TAX EXEMPT ENTITIES AND FOREIGN SHAREHOLDERS. SHAREHOLDERS ARE ADVISED TO CONSULT THEIR OWN TAX ADVISERS WITH RESPECT TO THE TAX CONSEQUENCES TO THEM OF THE LIQUIDATION, PARTICULARLY WITH RESPECT TO THE APPLICATION AND EFFECT OF TAX LAWS OF ANY STATE OR OTHER JURISDICTION TO WHICH THEY ARE SUBJECT.

Approval Required

In order to authorize the liquidation and dissolution of MACC and the establishment of the Liquidating Trust, the proposal must receive the favorable vote of a majority of the outstanding shares of our common stock entitled to vote and represented at the Shareholders Meeting.

THE BOARD UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR MACC’S LIQUIDATION AND DISSOLUTION AND THE ESTABLISHMENT OF A LIQUIDATING TRUST AS PROVIDED UNDER THIS PROPOSAL 1.

PROPOSAL 2 AUTHORIZE US TO WITHDRAW OUR BDC ELECTION

Introduction

As a BDC, we are subject to significant regulation of our activities under the 1940 Act.  That regulation includes requirements that (i) our Board consist of a majority of independent directors, (ii) we can only purchase certain types of securities, (iii) advisory contracts be approved by shareholders and a majority of directors, (iv) we not engage in transactions with affiliated parties, (v) our assets be held with a qualified custodian, (vi) we obtain fidelity bond protection, (vii) we maintain a minimum amount of assets compared to our debt, (viii) limit our ability to issue senior securities, and (ix) we not issue stock below NAV without shareholder approval; among other things.  The Board believes that if we obtain sufficient relief from the 1934 Act reporting obligations as discussed above under PROPOSAL 1 and transfer assets to the Liquidating Trust, we will no longer operate in any meaningful way and the 1940 Act limitations and requirements discussed above would no longer be necessary to protect investors.

In consideration of the compliance restraints placed on BDCs, subject to approval of PROPOSAL 1, we seek authorization from shareholders to withdraw our election to be treated as a BDC under the 1940 Act.  We would only file to so withdraw in conjunction with transferring our assets to the Liquidating Trust (and after we obtain sufficient relief from the 1934 Act reporting obligations as discussed above under PROPOSAL 1).  If shareholders do not approve PROPOSAL 1 or if we do not transfer our assets to the Liquidating Trust, we would not withdraw our BDC election under the 1940 Act.

Upon shareholder approval and the transfer of our assets to the Liquidating Trust, the Liquidating Trust will be operated so as to not be an “investment company” under the 1940 Act.

Required Vote

The 1940 Act provides that a BDC may not withdraw its election to be regulated as a BDC unless it receives the approval of the holders of a majority of its outstanding voting securities. For purposes of this proposal, a “majority” of the outstanding voting securities means the vote of (i) 67% or more of the shares present at the Shareholders Meeting, if the holders of 50% or more of our outstanding voting securities are present or represented by proxy or (ii) more than 50% of our outstanding voting securities, whichever is less. All abstentions and broker non-votes will be considered a vote against this proposal.

THE BOARD UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE PROPOSAL TO WITHDRAW OUR ELECTION TO BE REGULATED AS A BUSINESS DEVELOPMENT COMPANY UNDER THE INVESTMENT COMPANY ACT OF 1940 AS PROVIDED UNDER THIS PROPOSAL 2.

PROPOSAL 3 RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS

Introduction

Our Board’s Audit Committee approved the appointment of BBD as our independent registered public accounting firm on February 8, 2011. The appointment of BBD as independent auditors is subject to ratification by our shareholders.  A representative of BBD is expected to be present at the Shareholders Meeting with an opportunity to make a statement, and will be available to respond to appropriate questions.  During the fiscal years ended September 30, 2010 and 2009 and through all subsequent interim periods through the date of engagement, we did not, nor did anyone acting on our behalf, consult BBD regarding the application of accounting principles to a specified transaction, either completed or proposed, the type of audit opinion that might be rendered on our financial statements, or any reportable events described under Item 304(a)(2)(ii) of Regulation S-K.

Also, effective as of February 8, 2011, the Audit Committee approved the dismissal of KPMG (“KPMG”) as our independent registered public accounting firm.  We concluded that it would not be cost effective for KPMG to continue in light of our small size.  No representative of KPMG is expected to be present at the Shareholders Meeting.  In connection with the audits of the fiscal years ended September 30, 2010 and 2009 and all subsequent interim periods through the date of dismissal, there were no: (i) disagreements with KPMG on any matter of accounting principle or practice, financial statement disclosure, or auditing scope or procedures which disagreements, if not resolved to KPMG’s satisfaction, would have caused KPMG to make reference to the subject matter of the disagreement in connection with KPMG’s reports, or (ii) no reportable events under Item 304(a)(1)(v) of Regulation S-K, except that:

(a)                 KPMG advised us of the following material weaknesses in its letter dated December 29, 2010:

(1)           Our policies and procedures over the preparation and accumulation of information used in the investments valuation process and management’s review thereof are not appropriately designed to identify matters that may affect the appropriateness and reliability of information provided to the valuation committee. Specifically, our policies and procedures and management review controls were not designed to ensure the appropriateness and consistency in (a) the preparation of the portfolio company financial information provided to the valuation committee, (b) the procedures used to ensure the relevancy and reliability of the underlying financial information provided by the portfolio companies, and (c) the methods used to value our individual investments.

(2)           Our entity-level policies and procedures for monitoring internal control over financial reporting were not sufficient. Specifically, we did not have sufficient personnel with an appropriate level of technical accounting knowledge, experience, and training who could execute appropriate monitoring controls and perform adequate supervisory reviews over the investments valuation process. This material weakness contributed to the additional material weakness discussed above.

These material weaknesses resulted in an adjustment to the allocation of the decline in fair value to individual investment holdings in one portfolio company ~~(but not to the aggregate value of our holdings in such portfolio company)~~ that has been reflected in the financial statements included in our annual report on Form 10-K for the year ended September 30, 2010.  We hold five different debt securities in that portfolio company, and while we adjusted the fair value decline among those five different securities, the overall valuation of our holdings in that portfolio company did not change.

(b)                 During 2010, we filed amended Forms 10-Q for the periods ended (i) June 30, 2010, to indicate that the financial statements were not reviewed by KPMG in accordance with SAS No. 100 as required by Rule 10-01(d) of Regulation S-X, and (ii) for the periods ended December 31, 2009 and March 31, 2010, to amend and restate the presentation of “Condensed Statements of

Operations” and “Condensed Statement of Changes in Net Assets” under Item 1. The Form 10-Q for the quarterly period ended June 30, 2010 referred to in (i) was subsequently amended when the SAS No. 100 review was completed.

The audit reports of KPMG on our financial statements as of and for the years ended September 30, 2010 and 2009, did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles, except that: KPMG’s report on our financial statements as of and for the year ended September 30, 2010, contained a separate paragraph stating “the accompanying financial statements have been prepared assuming that the Company will continue as a going concern.  As discussed in note 1 to the financial statements, the Company does not have sufficient cash on hand to meet current obligations.  These conditions raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.”

Required Vote

In order to ratify the appointment of BBD and dismissal of KPMG as independent auditors for MACC, the proposal must receive the favorable vote of a majority of the shares entitled to vote and represented at Shareholders Meeting.

THE BOARD UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE RATIFICATION OF BBD AND DISMISSAL OF KPMG AS THE INDEPENDENT AUDITORS FOR MACC.

OTHER BUSINESS

The Board knows of no other business to be presented for action at the Shareholders Meeting.  If any matters do come before the Shareholders Meeting on which action can properly be taken, it is intended that the proxies shall vote in accordance with the judgment of the person or persons exercising the authority conferred by the proxy at the Shareholders Meeting.

ADDITIONAL INFORMATION

Principal Executive Offices

Our principal executive offices are located at 101 Second Street S.E., Suite 800, Cedar Rapids IA 52401.  You may also contact us at (319) 363-8249.

Administrator

In addition to its appointment as our investment adviser, IAIA also serves as our administrator, performing the administrative services necessary for our operation, including without limitation providing us with equipment, clerical, book keeping, fund accounting and record keeping services.

No Appraisal Rights

No appraisal rights are available under the Delaware General Corporation Law or under our Certificate of Incorporation, or by-laws with respect to any proposal herein.  Accordingly, we have not made any provision for any unaffiliated shareholders to receive access to our corporate files, obtain counsel or appraisal services at our expense.

Common Stock Price History

The following table sets forth, for our two most recent fiscal years and subsequent interim periods, by quarter, the high and low bid prices as quoted on the Nasdaq Capital Market through September 15, 2010 and subsequently on the OTCQB.  The bid quotations represent prices between dealers, do not include retail markups, markdowns or commissions, and may not represent actual transactions.

Period	High	Low
December 31, 2008	$1.46	$0.50
March 31, 2009	0.84	0.52
June 30, 2009	1.74	0.40
September 30, 2009	1.15	0.65
December 31, 2009	0.96	0.40

March 31, 2010	0.90	0.52
June 30, 2010	0.77	0.54
September 30, 2010	0.85	0.85
December 31, 2011	0.86	0.72
March 31, 2011	0.90	0.60

Common Stock Ownership

As of April 29, 2011, there were 2,464,621 shares of MACC common stock issued and outstanding.  Because it serves as our investment adviser, IAIA, a Delaware corporation located at 101 Second Street S.E., Suite 800, Cedar Rapids IA 52401, is deemed to control us, within the meaning of the 1940 Act.  Additionally, Bridgewater International Group, LLC (“BIG”) and Mr. Benjamin Jiaravanon (a former Director) control MACC through either direct or beneficial ownership of 804,689 of our shares, which as of March 15, 2011 comprised 32.65% of our issued and outstanding stock.  BIG is organized under the laws of the State of Utah.

Our officers and directors, nine in number as a group, beneficially own 273,316 shares together, equal to 11.09% of our outstanding common stock.  The following table sets forth certain information as of April 29, 2011, with respect to the common stock ownership of: (i) those persons or groups (as that term is used in Section 13(d)(3) of the 1934 Act who beneficially own more than 5% of our common stock, and (ii) each Director.  Unless otherwise indicated, the address for the persons listed in the table is 101 Second Street S.E., Suite 800, Cedar Rapids IA 52401.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class of Voting common stock
Bridgewater International Group, LLC (1) 10500 South 1300 West, South Jordan, Utah 84095	804,689	32.65%
Benjamin Jiaravanon(1) Ancol Barat, J1 Ancol VIII, No.1, Jakarta 14430 Indonesia	804,689	32.65%
Geoffrey T. Woolley	151,314	6.14%
Gordon J. Roth(2)	57,783	2.27%
Michael W. Dunn	46,734	1.90%
Timothy A. Bridgewater	13,100	0.53%
James W. Eiler	10,000	0.41%
Kevin J. Gadawski	0	0.00%
All Officers and Directors as a Group	273,316	11.09%

(1)
The foregoing information with respect to BIG and Mr. Jiaravanon is based upon Amendment No. 1 to Schedule 13D, dated August 8, 2003, as subsequently amended October 10, 2003, March 9, 2005, May 3, 2005, May 19, 2005 and August 19, 2010, filed by BIG and others with the SEC (collectively, the “BIG Group 13D”).  The BIG Group 13D disclosed control over 804,689 shares of common stock owned by BIG (the “BIG Shares”).  BIG retains control of voting of the BIG Shares, including all other incidents of ownership of the stock, including beneficial ownership and dispositive power.  As the sole Manager of BIG, Mr. Jiaravanon maintains control over the voting power respecting the BIG Shares.  BIG is a wholly owned subsidiary of Aleksin, a corporation organized under the laws of the British Virgin Islands.  Aleksin is a wholly-owned subsidiary of Maze Industrial Ltd. (“Maze”), a corporation organized under the laws of the British Virgin Islands.  Maze is 100% owned by Sumet Jiaravanon, an individual.

(2)	Mr. Roth individually owns 5,151 shares of common stock. Roth Capital Partners, LLC, in which Mr. Roth has shared control of voting power, owns 52,632 shares of common stock.

Independent Auditor Fees and Services

The following table presents fees paid for professional services rendered by KPMG LLP, our previous independent registered public accounting firm, for the fiscal year ending September 30, 2010 and for the fiscal year ending September 30, 2009:

Fee Category	Fiscal Year 2010 Fees	Fiscal Year 2009 Fees
Audit Fees	$127,200	$79,940
Audit-Related Fees	$25,860	$7,000
Tax Fees	$11,850	$15,000
All Other Fees	$0	$0
Total Fees	$164,910	$101,940

Audit Fees were for professional services rendered for the audit of tour financial statements and review of the interim financial statements included in quarterly reports and services that are normally provided by KPMG LLP in connection with statutory and regulatory filings or engagements and include quarterly reviews and security counts.

 Audit-Related Fees were for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit Fees.” These services include accounting consultations in connection with acquisitions, consultations concerning financial accounting and reporting standards.

Tax Fees were for professional services for federal, state and international tax compliance, tax advice and tax planning and include preparation of federal and state income tax returns, and other tax research, consultation, correspondence and advice.

All Other Fees are for services other than the services reported above.  We did not pay any fees for such other services in for the fiscal year ending September 30, 2010 and for the fiscal year ending September 30, 2009.

The Audit Committee has concluded the provision of the non-audit services listed above is compatible with maintaining the independence of KPMG.  KPMG did not bill EAM for any non-audit services in either for the fiscal year ending September 30, 2010 and for the fiscal year ending September 30, 2009.

Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Registered Public Accounting Firm

The Audit Committee pre-approves all audit and permissible non-audit services provided by our independent registered public accounting firm. These services may include audit services, audit-related services, tax services and other services. Pre-approval is generally provided for up to one year and any pre-approval is detailed as to the particular service or category of services and is generally subject to a specific budget. The independent auditors and management are required to periodically report to the Audit Committee regarding the extent of services provided by the independent auditors in accordance with this pre-approval, and the fees for the services performed to date. The Audit Committee may also pre-approve particular services on a case-by-case basis.

Shareholder Communication

Under a policy adopted by the Board on February 28, 2006, any shareholder wishing to communicate with any of our Directors regarding matters related to MACC may provide correspondence to the Director in care of Secretary, MACC Private Equities Inc., 101 Second Street S.E., Suite 800, Cedar Rapids IA 52401.  The Chairman of the Corporate Governance/Nominating Committee will review and determine the appropriate response to questions from shareholders, including whether to forward communications to individual Directors.  The independent members of the Board review and approve the shareholder’s communication process periodically to ensure effective communication with the shareholders.

Expenses of Solicitation of Proxies

In addition to the use of the mails, proxies may be solicited by personal interview and telephone by our directors and officers, who will not receive additional compensation for such services.  We have engaged Mellon Investor Services, LLC (“Mellon”) to aid in the solicitation of proxies at an estimated fee of $30,000.  Approximately 25 employees of Mellon will assist us with solicitation of the proxies.  Our agreement with Mellon to solicit proxies generally provides that Mellon will: (i) assist us in planning and organization of proxy solicitation matters, (ii) establish communications with banks, brokers and other parties for purposes of the solicitation, (iii) disseminate all proxy materials in a timely manner, and (iv) solicit and collect proxies according to Mellon’s calling and reporting procedures.  We will also request brokerage houses, nominees, custodians and fiduciaries to forward soliciting materials to the beneficial owners of stock held of record by them and will reimburse such persons for forwarding materials.  The cost of soliciting proxies will be borne by us.

Financial Reports

Our financial statements and related financial information required by Item 14 of Schedule 14A under the 1934 Act are incorporated herein by this reference to our Annual Report for the fiscal year ended September 30, 2010 (“Annual Report”) and the financial statements in our subsequent interim periodic reports filed in Forms 10-Q or 8-K through the point at which our assets are transferred to the Liquidating Trust.

A copy of our most recent interim report on Form 10-Q ~~and~~, our Annual Report for the fiscal year ended September 30, 2010 filed ~~on Form 10-K~~ with the SEC on Form 10-K, excluding exhibits, and any other interim report containing financial statements we file with the SEC, will be mailed to shareholders without charge upon written request to Secretary, MACC Private Equities Inc., 101 Second Street S.E., Suite 800, Cedar Rapids IA 52401 or by calling (319) 363-8249.  Such requests must set forth a good faith representation that the requesting party was either a holder of record or a beneficial owner of our common stock on the Record Date.  Exhibits to the Form 10-K will be mailed upon similar request and payment of specified fees.

Please date, sign and return the proxy at your earliest convenience in the enclosed envelope. No postage is required for mailing in the United States.  A prompt return of your proxy will be appreciated as it will save the expense of further mailings and telephone solicitations.

By Order of the Board

David Schroder,
Secretary

Cedar Rapids, Iowa
June 17, 2011

APPENDIX A

Plan of Liquidation and Dissolution

APPENDIX B

Liquidating Trust Agreement
.